SECU[...] 06004301 [...]SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-37567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOHNSON RICE & COMPANY L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

639 LOYOLA AVENUE, SUITE 2775

(No. and Street)

NEW ORLEANS	LOUISIANA	70113
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. DOUGLAS JOHNSON, JR., MANAGER 504 584-1218

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP

(Name – *if individual, state last, first, middle name*)

639 LOYOLA AVENUE, SUITE 1800	NEW ORLEANS	LOUISIANA	70113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 27 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, E. DOUGLAS JOHNSON, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOHNSON RICE & COMPANY L.L.C., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
E. DOUGLAS JOHNSON, JR.
MANAGER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Johnson Rice & Company L.L.C.

Statement of Financial Condition, Supplemental Schedules and Other Information

December 31, 2005 and 2004

(Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934)

Johnson Rice & Company L.L.C.
Index
December 31, 2005 and 2004

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
639 Loyola Avenue
Suite 1800
New Orleans LA 70113
Telephone (504) 558 8200
Facsimile (504) 558 8960

Report of Independent Auditors

To the Members of
Johnson Rice & Company L.L.C.

In our opinion, the accompanying statements of financial condition present fairly, in all material respects, the financial position of Johnson Rice & Company L.L.C. (the "Company") at December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2006

Johnson Rice & Company L.L.C.
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Cash and cash equivalents	$ 19,459	$ 777,035
Deposits held by clearing broker, restricted	150,000	150,000
Receivable from clearing broker	7,864,919	13,321,610
Securities owned, held at clearing broker, at fair value	5,183,526	3,684,276
Receivable from non-customers	3,427	109,012
Investment in limited partnership	371,688	249,939
Furniture, equipment and leasehold improvements, net	357,774	184,557
Other assets	1,110	1,110
	$ 13,951,903	$ 18,477,539
Liabilities and Member's Capital		
Liabilities		
Accounts payable and accrued liabilities	$ 3,902,366	$ 8,562,259
Securities sold, not yet purchased, at fair value	85,382	101,677
	3,987,748	8,663,936
Members' capital	9,964,155	9,813,603
	$ 13,951,903	$ 18,477,539

The accompanying notes are an integral part of these financial statements

1. Organization and Basis of Presentation

Johnson Rice & Company L.L.C. (the Company), a limited liability company organized under the laws of the State of Louisiana, is a regional broker-dealer of primarily over-the-counter equity securities and is registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company operates as an introducing broker and clears its transactions on a fully disclosed basis through Bear, Stearns & Co., Inc. (Bear, Stearns).

2. Summary of Significant Accounting Policies

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis as securities transactions occur. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Investment Banking

Investment banking revenues include underwriting and advisory fees. Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. For syndicate deals in which the Company serves as lead underwriters, they record all related revenues and expenses. These revenues are then allocated out to other members of the syndicate on a pro rata basis. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Investment in Limited Partnership

The Company uses the equity method of accounting for its investment in limited partnerships.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements listed on the balance sheet in the amount of $357,774 and $184,557 are stated at cost net of accumulated depreciation and amortization at December 31, 2005 and 2004, respectively. Total accumulated depreciation and amortization for the years ended December 31, 2005 and 2004 amounted to approximately $537,000 and $454,000, respectively.

Depreciation of furniture and equipment is provided using the double-declining method over five to seven years. Leasehold improvements are amortized using the straight-line method over the remaining term of the lease. Cost of maintenance and repairs is charged to expense. Cost and accumulated depreciation are removed from the accounts when assets are sold or retired, and the resulting gains and losses are included in operations. Depreciation expense for the years ended December 31, 2005 and 2004 amounted to approximately $82,000 and $18,000, respectively.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers highly liquid, marketable securities and other similar instruments with original maturity dates of three months or less at the time of purchase, which are included in its trading and investment accounts, to be securities owned; all other items of this nature are considered cash equivalents.

3. Securities

Securities owned, held at clearing broker and securities sold, not yet purchased, consist of the Company's trading and investment accounts at market value. These investments as of December 31, 2005 and 2004 are summarized as follows:

	2005	2004
Securities owned, held at clearing broker		
Corporate stocks	$ 5,183,526	$ 3,684,276
Securities sold, not yet purchased		
Corporate stocks	$ 85,382	$ 101,677

4. Deposits Held by Clearing Brokers

Under the terms of the Clearing Agreements between the Company and Bear, Stearns, the Company is required to maintain a certain level of cash on deposit with Bear, Stearns. Should Bear, Stearns suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify Bear, Stearns. The Company has funds invested in a money market account on deposit with Bear, Stearns to meet this requirement.

The Company has agreed to maintain a minimum deposit of $150,000 under its agreement for securities clearance services with Bear, Stearns.

5. Income Taxes

In accordance with Revenue Ruling 94-5, Louisiana limited liability companies may be classified as a partnership for tax purposes. Accordingly, federal and state income taxes are not provided in the accompanying financial statements.

6. Lease Commitment

The Company leases its office facilities and certain equipment under operating leases, which expire at various points through 2007. The future minimum payments due under these operating leases as of December 31, 2005 are as follows:

2006	452,267
2007	181,132
	$ 633,399

The office lease contains a provision for escalation charges. The Company calculates this provision on a straight line basis evenly over the whole lease. Rental expense, associated with office facilities and equipment, amounted to approximately $416,000 and $475,000 for the years ended December 31, 2005 and 2004.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that members' capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 or its net capital would fail to equal 120% of the minimum net capital required.

At December 31, 2005, the Company's net capital was $8,218,604 compared with the minimum required net capital of approximately $260,171. The Company's ratio of aggregate indebtedness to net capital was .47 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis, and promptly transmits all customer funds and securities to Bear, Stearns, the carrying broker.

8. Distributions and Changes in Members' Capital Accounts

During 2005, seven members increased their proportionate share by purchasing interest from an existing member. In addition, one member left the Company and his capital was assumed by all other members proportionately.

During 2004, four members increased their proportionate share by purchasing interest from an existing member. In addition, four new members were admitted to the partnership during the year by purchasing interest from existing members.

During January 2006, the Company approved distributions to members of approximately $3,000,000.

9. Limited Partnership

The Company has a 2.76% limited partner interest in a limited partnership managed by the Company. Under the limited partnership agreement, the Company is entitled to a quarterly

management fee of .25% of the capital in the limited partnership and a performance allocation of profits of the limited partnership. An amount equal to 20% of the profits for the quarter is allocated first among partners having unrecovered losses. The remainder, if any, is allocated to the Company as a performance allocation. During 2005 and 2004 the Company earned a management fee from the limited partnership of approximately $96,000 and $61,000, respectively. During 2005 and 2004, the Company received approximately $657,000 and $237,000 in performance allocations, respectively. Additionally, the Company earned commissions of approximately $296,771 and $289,417 during 2005 and 2004, respectively, for executing trades on behalf of the limited partnership. The Company ended its role as general manager of the limited partnership on January 1, 2006.

10. Profit Sharing Plan

The Company has a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees with six months of service who are 21 years or older to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are discretionary. Approximately $169,000 and $143,000 were contributed to the Plan by the Company on behalf of members and employees in 2005 and 2004, respectively.

11. Commitments and Contingencies

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of these legal and regulatory matters are subject to many uncertainties and therefore cannot be predicted. In the opinion of management, these pending legal and regulatory actions will not have a material effect on financial position, results of operations, or cash flows of the Company.

The Company was also named as one of many defendants in litigation alleging that the Company conspired to fix the prices charged by investment banks to issuers in initial public offerings for the period of November 1994 to the present. The plaintiffs have filed a motion seeking class action status. The Company plans to file opposition to the motion. The likely outcome of this lawsuit is uncertain. Any potential liability on the part of the Company cannot be estimated at this time. Accordingly, no provision has been included in the results of operations.

12. Disclosures About Guarantees

The Company clears all of its securities through Bear Stearns on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and Bear Stearns, Bear Stearns has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As Bear Stearns' right to charge the Company has no maximum amount and applies to all trades executed through Bear Stearns, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right. During 2005, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of Bear Stearns and all counterparties with which it conducts business.

13. Off Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company executes transactions involving the sale of securities not yet purchased. Such transactions expose the Company to off balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should Bear, Stearns, which clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of Bear, Stearns and all counterparties with which it conducts business.

14. Subordinated Liabilities

The Company did not have any subordinated liabilities at December 31, 2005 and 2004.

15. Costs Related to Disaster Relief

The Company incurred approximately $602,000 in expenses related to Hurricane Katrina. In an effort to maintain business by working from a remote site, the Company incurred costs to obtain offices, computer equipment, and other supplies. In addition, the Company covered housing expenses for those employees displaced by the storm. These costs were included as part of G&A expenses on the Statement of Financial Condition. The Company is currently seeking reimbursement of this amount from its insurance provider. No accrual has been made for this reimbursement as the amount is still indeterminable.

Johnson Rice & Company L.L.C.
Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission
December 31, 2005

Schedule I

Total members' capital from the statement of financial position		$ 9,964,155
Less		
Nonallowable assets from statement of financial condition		
Receivable from non-customer	$ 3,427	
Investment in limited partnership	371,688	
Furniture, equipment and leasehold improvements, net	357,774	
Other assets	1,110	
Total nonallowable assets		733,999
Haircuts on securities (computed where applicable, pursuant to Rule 15c3-1 (f))		1,011,552
Net capital		$ 8,218,604
Total aggregate indebtedness liabilities from statement of financial condition		$ 3,902,366
Ratio of aggregate indebtedness to net capital		0.47
Minimum net capital required (6.667% of total aggregate indebtedness)		$ 260,171
Minimum dollar net capital requirement of reporting broker or dealer		$ 250,000
Net capital requirement		$ 260,171
Excess net capital		$ 7,958,434
Excess net capital at 1000%		$ 7,828,368

There were no material differences between the computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17 A-5 Part II filing as of December 31, 2005.

The Company is exempt from the possession, control and reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 as the Company is an introducing broker and dealer who clears all transactions with and for customers on a fully disclosed basis with clearing brokers and dealers and promptly transmits all customer funds and securities to the clearing brokers and dealers. Clearing broker and dealers carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing brokers and dealers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
639 Loyola Avenue
Suite 1800
New Orleans LA 70113
Telephone (504) 558 8200
Facsimile (504) 558 8960

Report of Independent Auditors on
Internal Accounting Control Required by SEC Rule 17a-5

To the Members of
Johnson Rice & Company L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Johnson Rice & Company L.L.C. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11),

(2) Determining compliance with the exemptive provisions of Rule 15c3-3, and

(3) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and

(2) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2006